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                              September 4, 2023

       Dr. Neil Maresky
       Chief Executive Officer
       Psyence Biomedical LTD
       121 Richmond Street West
       Penthouse Suite 1300
       Toronto, Ontario M5H 2K1

                                                        Re: Psyence Biomedical
LTD
                                                            Registration
Statement on Form F-4
                                                            Filed August 1,
2023
                                                            File No. 333-273553

       Dear Dr. Neil Maresky:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-4

       Cover Page

   1. We note your disclosure that Pubco will apply for Nasdaq listing of the shares of Pubco
                                                        Common Shares and Pubco
Public Warrants in connection with the Closing, and that there is no assurance that
Pubco will be approved for Nasdaq listing. With reference to the disclosure on page 59,
please revise the coverpage to highlight that the listing is a waivable condition to
closing and, as such, shareholders will lack certainty concerning the listing at the time
they make their voting and redemption decisions.
       Market and Industry Data, page 1

   2.                                                   Please revise to
disclose whether you believe the sources are reliable.
 Dr. Neil Maresky
FirstName LastNameDr.
Psyence Biomedical LTDNeil Maresky
Comapany 4,
September NamePsyence
             2023        Biomedical LTD
September
Page 2    4, 2023 Page 2
FirstName LastName
Questions and Answers About the Business Combination
What happens if a substantial number of NCAC Public Shareholders vote in favor of the
Business Combination and exercise...., page 8

3. It appears that underwriting fees remain constant and are not adjusted based on redemptions. Please revise your disclosure on page 9 to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.
4. We note the inclusion of Backstop Shares in the table. Please advise regarding whether there is a Backstop arrangement in place.
5. Please revise to disclose the Minimum Cash Condition to provide context to the
         Maximum Redemption Scenario discussion. Also, disclose the amount of additional financing that the parties would need to secure in order to meet the condition under this redemption scenario. In light of the disclosure at the bottom of page 70, it appears that
         NCAC's Sponsor, officers and directors control NCAC and also hold the votes need to approve or reject the Business Combination. As such, please revise to indicate whether NCAC's Sponsor, officers and directors will allow the Business Combination to close absent sufficient funding to meet the Minimum Cash Condition. Who is Psyence?, page 8

6. Please revise to clarify and expand your disclosure that Psyence develops natural psilocybin products and that it has commenced the clinical trial process to evaluate the safety and efficacy of its product candidates. In this regard, please clarify that you in-
         license the lead candidate, PEX010, until 2027. Also, explain, if true, that you have not conducted preclinical or clinical trials to date for this drug candidate.
What interests do NCAC's Sponsor, current officers and directors have in the Business
Combination?, page 11

7. With reference to the disclosure at the top of page 13, please tell us how the $1,000,000 advisory fee to CCM is consistent with the representations on pages 94-95 of the final
         NCAC IPO prospectus concerning limitations on payments and compensation to the
         Sponsor and its affiliates.
Even if the Business Combination is consummated, Pubco will require substantial additional funding to achieve its business goals..., page 41

8. Please tell us your basis for disclosing that the 505(b)(2) pathway would allow for a shorter development program along with less data that is developed by Psyence, as compared to a regular NDA submission. In this regard, we note the disclosure on page 56 indicates that there have been relatively few clinical trials pertaining to psilocybin products. In addition, revise the Business section to discuss the 505(b)(2) regulatory pathway and your plans to pursue that pathway.
 Dr. Neil Maresky
FirstName LastNameDr.
Psyence Biomedical LTDNeil Maresky
Comapany 4,
September NamePsyence
             2023        Biomedical LTD
September
Page 3    4, 2023 Page 3
FirstName LastName
Unaudited Pro Forma Condensed Combined Financial Information
Note 2. Basis of Presentation
Minimum Cash Closing Condition and Proposed PIPE Investment, page 81

9. You disclose here that at the time of this filing, there is no commitment for the proposed additional financing from the PIPE Investment, and you include the PIPE proceeds as part of your pro forma presentation to meet the Minimum Cash Condition. Please revise to address the following:
             Elsewhere in the filing where you discuss the PIPE Investment and the Minimum
             Cash Condition, revise to prominently disclose the extent to which you have or do not have a firm commitment of such funding, and discuss any other related uncertainties.
             If true, revise your pro forma narrative and footnotes to more clearly discuss the possible scenario that you are not able to obtain additional funding, but that you are omitting such a scenario from your pro forma presentation because in that case the merger would no longer be probable of completion due to the Minimum Cash
             Condition.
             The ending cash balance in Scenario 2 on page 78 appears to be below $20 million.
             Please tell us and revise to clarify how the current maximum redemption Scenario 2 meets the $20 million Minimum Cash Condition. In that regard we note your disclosure that the repayment of certain debt and member payables that is expected to be paid by Psyence immediately following the Closing does not impact the Minimum
             Cash Condition.
Note 3. Accounting for the Business Combination, page 83

10. You disclose here on page 84 that the Business Combination will be accounted for as a capital reorganization in accordance with IFRS. However, at pages 28 and 116 you refer to it as a reverse recapitalization. Please reconcile this apparent inconsistency, and explain to us your justification for treating the business combination as a reverse recapitalization under IFRS considering the registrant of this Form F-4 owns the carve out clinical trial business with the Business Combination being treated as the equivalent of Psyence
         Biomed Corp. issuing shares for the net assets of NCAC as you disclosed at page 28.
Note 5. Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet as of March
31, 2023
Adjustment (I) , page 88

11.      Please address the following:
             Please tell us the extent to which you have entered into an agreement with the underwriter to waive the 50% deferred underwriter fee.
             If so, revise to disclose the date and the terms of the agreement, as well as how you will account for the waiver.
             As part of your response, tell us and revise to disclose how the underwriting fee was originally recorded and the extent to which it was allocated between various
 Dr. Neil Maresky
FirstName LastNameDr.
Psyence Biomedical LTDNeil Maresky
Comapany 4,
September NamePsyence
             2023        Biomedical LTD
September
Page 4    4, 2023 Page 4
FirstName LastName
              securities.
                Please also explain to us your consideration to record the $6.55 million representing the 50% deferred underwriter fee waived against accumulated deficit in your pro forma balance sheet.
Adjustment (M), page 89

12. Please explain to us your consideration why it is appropriate under 11-02 of Regulation S-
         X to include the interest earned after the balance sheet date in your pro forma balance sheet as of March 31, 2023.
The Business Combination
The Background of the Business Combination, page 99

13. We note your disclosure that you had in-person or telephonic discussions with 19 potential acquisition target companies. Please disclose how many potential acquisition target companies were in the biotech industry.
14.      We note your references to    among other criteria    and    inter
alia    while describing the
         criteria that NCAC used in evaluating potential acquisition companies. Please include all material criteria used by NCAC in this regard.
15. Please revise to discuss where applicable, the discussions and negotiations concerning the capital requirements of Psyence, including the amounts planned for phase 2B drug trials, as well as the Minimum Cash Condition.
16. Please revise the disclosure on page 102 so it is presented in chronological order.
17. Please revise the November 27 entry to clarify which party made the initial proposal. Also discuss the "sources and uses" calculation.
18. Please name the corporate advisors, and Corporate Advisor, described on pages 101 and
         102, respectively.
19. With reference to the January 7 entry, please revise the Background section to explain the negotiations concerning the terms of the Parent Support Agreement, the PIPE Financing and Parent termination rights.
20.      Please explain the provisions of the February 15, 2023 amendment.
21.      Please revise the Background section, or another appropriate section of the
         proxy/prospectus, to explain the material changes between the Original Business
         Combination Agreement, executed on January 9, 2023, and the Amended and Restated
         Business Combination Agreement, executed on July 31, 2023. Please revise the
         Background section to explain which party sought to renegotiate the terms of the arrangement. Without limitation, revise to identify and discuss the reasons for the additional due diligence and the proposed and actual changes to the structure of the
         Business Combination.
 Dr. Neil Maresky
FirstName LastNameDr.
Psyence Biomedical LTDNeil Maresky
Comapany 4,
September NamePsyence
             2023        Biomedical LTD
September
Page 5    4, 2023 Page 5
FirstName LastName
22. Revise the July 17 and July 27 entries to explain the substance of the "Parent disclosure letter" and the reason(s) why NCAC negotiated to ensure that Parent would not conduct
         "drug trials outside of Psyence and its subsidiaries" between signing and closing.
Recommendation of the NCAC Board..., page 106

23. Please revise to explain briefly here and and more extensively elsewhere, as appropriate, Psyence's "capital efficient approach" to conducting trials and the expectation that the trials will be run on a "capital light" basis.
Opinion of RNA Advisors, LLC
Summary of Financial Analysis, page 112

24. With regard to your disclosures for the RNA valuation approaches, including the projected revenues and free cash flows, please address the following:
             Under the income approach, you stated that you developed an rNPV analysis based
             on information provided by Psyence   s management, and presented
key assumptions
             for the projected revenues and cash flows. Explain to us, and revise as necessary to disclose, how the assumptions regarding the probability of successful approval by
             FDA at various stages compare to industry standards. Disclose the industry data RNA relied upon related to FDA approval, and identify the basis for any adjustments to or departures from industry averages based on your specific fact pattern.
             Both of the portrayals provided appear to be presented assuming commercial success and successful regulatory approval. Explain to us whether you were provided with and the extent to which you have considered alternative scenarios in which significant research and development costs were incurred without achieving regulatory approval or commercial success in your analysis. Further, discuss the extent to which you considered other scenarios in which commercial success and regulatory approval was not achieved until significantly later in time and at greater cost.
             Explain to us why you present the projected revenues and free cash flows starting from year 2027, without presenting the cash flows expected to invested in the business in the years leading up to the point of FDA approval to properly balance the presentation. Revise your presentation accordingly, or specifically explain how you determined omitting such expected and necessary costs to potentially achieve commercialization is not prohibitively unbalanced.
             Revise to disclose more prominently the limitations of the usefulness of the scenarios presented here given there is no guarantee that the products will achieve FDA approval and/or commercialization, and the inherent inaccuracy of any estimates of costs to be incurred to achieve regulatory approval.
Summary of Financial Analyses
Income Approach, page 112

25.      We note that RNA developed its analysis based on    information
provided by Psyence   s
 Dr. Neil Maresky
Psyence Biomedical LTD
September 4, 2023
Page 6
         management. Please identify the information prepared by Psyence   s
management and
         provided to RNA in connection with its fairness opinion, and describe the material assumptions and limitations underlying such information.
26. We note the analysis includes a projected product launch in the United States in 2027Q2 on page 113, and that both Portrayal 1 and 2 presumed regulatory approval and commercialization. Please fully describe the assumptions that underlie the projections and the type of market assumed in developing those assumptions, including if less favorable outcomes were considered.
Material U.S. Federal Income Tax..., page 129

27. Please file counsel's short-form tax opinion pursuant to Regulation S-K, Item 601(b)(8).
28. Please revise to have counsel state clearly what the tax consequences are to: (i) NCAC public holders who receive Psyence Biomedical Ltd shares at closing and (ii) NCAC public holders who redeem their shares. In order to render the opinion, it appears that counsel will need to determine whether it is more likely than not that
(i) the Merger
         qualifies as a Reorganization and (ii) PubCo will be treated as a PFIC. Refer to Refer to
         Staff Legal Bulletin No. 19 (Oct. 14, 2011) for guidance concerning assumptions and qualifications in tax opinions.
Information about Psyence, page 150

29. Please revise to explain what work Psyence has conducted to date in developing drugs using nature-based psilocybin products. In this regard, we do not see any reference to pre-
         clinical or Phase 1 trials relating to the in-licensed PEX010 product candidate.
30. Please revise, where appropriate, to discuss the costs associated with the Phase 2B clinical trial. Also discuss the planned allocation for the proceeds to be received by the combined company. In this regard, show the planned allocation under the various cash scenarios outlined on page 37 and elsewhere. Given your disclosure that the Minimum Cash
         Condition is a waivable condition, please also disclose the funding that the business requires to operate for the first twelve months following the closing.

Palliative Care Clinical Trial , page 151

31.    Please identify the    FDA-recommended primary endpoints    to study
PEX010. Clarify
FirstName LastNameDr. Neil Maresky
       whether the referenced 75-patient trial is a trial that you plan to conduct and one that you
Comapany
       haveNamePsyence
             discussed withBiomedical   LTD
                               FDA. Alternatively, please clarify that the
referenced trial is a third-
       party4,trial
September      2023 orPage
                       advise.
                           6
FirstName LastName
 Dr. Neil Maresky
FirstName LastNameDr.
Psyence Biomedical LTDNeil Maresky
Comapany 4,
September NamePsyence
             2023        Biomedical LTD
September
Page 7    4, 2023 Page 7
FirstName LastName
Information about Psyence
Licensing and commercialization of PEX010, page 152
Licensing and Commercialization of PEX010, page 152

32. Please revise to disclose all key financial terms under the Filament license agreement and their related accounting implications, if any.
Intellectual Property, page 152

33. Please revise this section to clarify whether Psyence holds any issued patents. Given your reliance on licenses from Filament pertaining to PEX010, please discuss the material patents covered by these licenses, including the type(s) of patent protection, the expiration dates and the applicable jurisdictions.
34. Please revise to explain briefly how companies obtain data exclusivity for eight years and why that is significant.
Competitive Environment, page 153

35. We note your statements that PEX010 may be eligible for a number of processes that could result in expedited marketing approval of PEX010, such as Fast Track, Accelerated
         Approval, Priority Review and Breakthrough Status. We also note your statement that breakthrough therapy designation is intended to expedite the development and review of drugs for serious or life-threatening conditions. Please revise to clarify that such designations may not lead to a faster development, regulatory review or approval process.
Description of PEX010, page 154

36. Please tell us how the efficacy and safety endpoints will be established and why they
         won   t be known until the trial is underway.
Target Population and Market - Palliative Care Patients, page 164

37. We note your disclosure that PAP is well tolerated in samples of palliative care patients,
         with    no SAEs." Please tell us how this statement is consistent with the disclosure on
         page 164 concerning the clinical trial in which treatment-emergent SAEs occurred more frequently in the 25 mg group than in the 10 mg or 1 mg groups. Psyence Biomed Corp. Managements Discussion and Analysis of Financial Condition and
Results of Operations
Research and Development, page 171

38.      Please address the following:
             Revise to present disaggregated disclosures for your research and development costs by product candidate and/or medical indication. To the extent some costs are not allocated by product candidate or medical indication, disclose that fact, and provide a
 Dr. Neil Maresky
FirstName LastNameDr.
Psyence Biomedical LTDNeil Maresky
Comapany 4,
September NamePsyence
             2023        Biomedical LTD
September
Page 8    4, 2023 Page 8
FirstName LastName
              breakdown of unallocated costs by nature or type of costs, which reconciles to the amount shown on the face of your Statement of Operations.
                You disclose on page 172 that certain product development costs are included in the professional and consulting fees line item. Please tell us the amount and nature of such amounts. As part of your response, specifically explain how you have differentiated these costs when classifying these amounts as product development costs versus research and development expenses. Revise as necessary to comply with the definition of research and development activities in IAS 38. JOBS Act, page 175

39. Here you state that you are electing to delay the adoption of new or revised accounting standards as an emerging growth company (EGC). Since IFRS does not have separate adoption dates for public and private companies and the EGC deferral does not apply to
         IFRS filers, please revise your disclosures accordingly.
Certain NCAC Relationships and Related Person Transactions, page 192

40. With reference to your disclosure on page 13, please revise to disclose the material terms of your advisory agreement with CCM. Please also file the agreement as an exhibit to the registration statement or advise.
Newcourt Acquisition Corp. Financial Statements
Note 2. Summary of Significant Accounting Policies
Accounting for Warrants , page F-14

41. You appear to have reported the public and private place warrants as derivative warrant liabilities on the balance sheets; however, you also state here and at pages 191 and F-34
         that    The Company concluded that the Public Warrants and Private
Placement Warrants
         issued pursuant to the warrant agreement qualify for equity accounting
treatment.    Please
         revise to reconcile the apparent inconsistency.
Psyence Biomed Corp. Financial Statements
Independent Auditor's Report, page F-44

42.      Please have your auditor revise its auditor   s report to be titled as
   Report of Independent
         Registered Public Accounting Firm    as required under AS 3101.06.
Also revise the report
         to be addressed to the shareholder(s) in addition to the board of directors as required under
         AS 3101.07.
Note 2. Basis of Presentation
Carve-out Consolidated Statements of Financial Position, page F-51

43.      Please address the following:
             If true, please revise to specifically confirm that you determined that it was "impracticable" to prepare the full financial statements of the clinical trial
 Dr. Neil Maresky
FirstName LastNameDr.
Psyence Biomedical LTDNeil Maresky
Comapany 4,
September NamePsyence
             2023        Biomedical LTD
September
Page 9    4, 2023 Page 9
FirstName LastName
              business as required by Item 3-05(e) of Regulation S-X, and disclose an explanation of such impracticability in the filing.
                Please also separately disclose historical intercompany borrowings or advances related to the clinical trial business to provide users with insight of the financial resources utilized by the carveout business in conducting its operations. Refer to
              SAB Topic 1.B.
                If true, revise to specifically disclose that the financial statements reflect all the costs of business conducted by the business, including both direct and indirect expenses allocable to the business.
Item 21. Exhibits and Financial Statement Schedules, page II-2

44. With reference to your risk factor disclosures on pages 46 and 49 and your disclosure on page 152, file your licensing agreements with Filament as exhibits. General

45. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your filing to include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
46. We note that Cantor Fitzgerald & Co was the underwriter for the initial public offering of the SPAC, and Cohen & Company Capital Markets and RNA Advisors, LLC served as financial advisor to NCAC in connection with this transaction. We also note press reports that certain underwriters and financial advisors are ending their involvement in SPAC business combination transactions. Please tell us, with a view to disclosure, whether you have received notice from these institutions about ceasing involvement in your transaction and how that may impact your deal or any deferred compensation owed to such institutions. In addition, identify any other financial advisors who served the parties in connection with the proposed transaction, and provide similar disclosure as applicable.
47. Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock
 Dr. Neil Maresky
Psyence Biomedical LTD
September 4, 2023
Page 10
      trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Li Xiao at (202) 551-4391 or Kevin Vaughn at (202) 551-3494 if you
have questions regarding comments on the financial statements and related matters. Please contact Jimmy McNamara at (202) 551-7349 or Joe McCann at (202) 551-6262 with any other questions.



                                                           Sincerely,
FirstName LastNameDr. Neil Maresky
                                                           Division of
Corporation Finance
Comapany NamePsyence Biomedical LTD
                                                           Office of Life
Sciences
September 4, 2023 Page 10
cc:       Ari Edelman
FirstName LastName